EXHIBIT 97.1
VITAL ENERGY, INC.

POLICY ON RECOUPMENT AND FORFEITURE OF INCENTIVE COMPENSATION

Adopted [     ]
Effective as of December 1, 2023

Overview

The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Vital Energy, Inc. (the “Company”) believes it is prudent to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. To that end, the Committee hereby adopts a comprehensive policy that allows the Company to recover, to the extent permitted by applicable law, Incentive Compensation (as defined below), in whole or in part, following certain events or conduct on the part of a Covered Executive (as defined below) that adversely affects the Company.

The Committee has adopted the Clawback Policy (the “Policy”) set forth below, which is designed to comply with Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and with New York Stock Exchange (“NYSE”) Rule 303A.14 and the applicable rules of the NYSE Listed Company Manual (the “NYSE Rules”). The Policy is effective with respect to Incentive Compensation received on or after October 2, 2023 and supersedes any previous Company policy on recoupment and forfeiture of incentive compensation.

Administration

The Policy shall be administered by the Committee. Any determination by the Committee shall be made by votes taken pursuant to the Committee Charter and the Company’s By-Laws, as they may be amended from time to time. The Committee shall have full power, authority, and sole and exclusive discretion to construe, interpret, and administer this Policy and make the determinations necessary for the Company’s compliance with the NYSE Rules, Section 10D and Rule 10D-1 of the Exchange Act and any other applicable law, regulation, rule or interpretation of the U.S. Securities and Exchange Commission or the NYSE promulgated or issued in connection therewith.

All decisions of the Committee shall be conclusive and binding on each person, directly or indirectly, affected by such action or inaction, including, but not limited to, the Covered Executives. Further, the exercise by the Committee of any rights pursuant to this Policy shall be without prejudice to any other rights that the Company or the Committee may have with respect to any Covered Executive subject to this Policy.

The Committee may amend or change the terms of this Policy at any time for any reason, including as required to comply with the rules of the U.S. Securities and Exchange Commission and the NYSE Rules.

Covered Executives

Each employee who currently serves as or was previously designated an “officer” (as defined pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) employed by the Company or any of its affiliates (“Covered Executives”). Covered Executives who cease employment or service with the Company and its affiliates shall continue to be bound by the terms of the Policy with respect to Incentive Compensation subject to this Policy.

Recovery Events

Recoupment

Pursuant to this Policy, in the event the Company is required to prepare a Financial Restatement, the Committee shall reasonably promptly recover any Excess Incentive Compensation paid or awarded to a Covered Employee during the Recovery Period.

Forfeiture

If the Committee concludes that a Covered Executive has engaged in Improper Conduct (as defined below) within the thirty-six (36) months following the award or payment (including vesting) of any amount of Incentive Compensation (the “Improper Conduct Lookback Period”), subject to the enforcement provisions of the Policy, the Committee may, in its sole discretion and to the extent legally permitted, seek recovery of any amount of Incentive Compensation awarded or paid (including vesting) for the performance or vesting period in which such Improper Conduct occurred. In addition, subject to the enforcement provisions of the Policy, the Company shall, if directed by the Committee, provide for the forfeiture of any Incentive Compensation awarded within the Improper Conduct Lookback Period that has not been settled, paid, or become vested, as applicable. In each such instance, the amount required to be returned, repaid or forfeited by the Covered Executive shall be determined by the Committee in its sole discretion.

Enforcement

The Committee may recover any Excess Incentive Compensation owed by a Covered Executive through one or more of the following methods, as selected by the Committee and subject to applicable law:

1)reimbursement of the amount of cash Excess Incentive Compensation previously paid;

2)recovery of shares issued in connection with, or proceeds realized on the settlement, sale, transfer, or other disposition of, any affected equity-based award received as Incentive Compensation;

3)offset of the Excess Incentive Compensation from any compensation otherwise owed to the Covered Executive by the Company or its affiliates;

4)cancellation of an affected equity award received as Incentive Compensation, whether vested or unvested;

5)forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended; or

6)any other remedial and recovery action permitted by law, as determined by the Committee.

If the Committee determines to seek recovery of Excess Incentive Compensation, it shall first make a written demand for repayment from the Covered Executive and, if the individual does not tender timely repayment in response to such demand, the Committee may pursue the other remedies contemplated by the Policy, including seeking a court order against the individual for such repayment.

For purposes of calculating the Excess Incentive Compensation amount, Incentive Compensation will be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the incentive-based compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period. In making a determination of the amount of any Excess Incentive Compensation attributable to equity-based awards, the amount of Excess Incentive Compensation considered to be received by a Covered Executive shall be determined on the basis of the value of each such equity-based award at the time of any vesting event, whether such award has vested in full or in part.

Notwithstanding the foregoing, if the Committee cannot determine the amount of Excess Incentive Compensation received by the Covered Employee directly from the information in the Financial Restatement, the Committee will make a determination as to the amount of Excess Incentive Compensation based on a reasonable estimate of the effect of the Financial Restatement. For example, where the matter is not subject to mathematical recalculation directly from the information adjusted in the Financial Restatement, the Committee may seek to recover the amount, if any, by which the Committee reasonably determines that the payment or award should be reduced as a result of such adjustment.

Impracticability

The Committee shall recover any Excess Incentive Compensation in accordance with this Policy unless the Committee concludes such recovery would be impracticable, as determined by the Committee pursuant to and in accordance with Rule 10D-1 of the Exchange Act and NYSE Rule 303A.14.

No Indemnification

The Company shall not indemnify any Covered Executive against the loss of any Incentive Compensation effected pursuant to this Policy and any purported indemnification shall be null and void ab initio.

Other Recoupment Rights

The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date expressly require a Covered Executive to abide by the terms of this Policy; however, the absence of any such express provision in any such agreement shall not prevent application of the Policy to Covered Executives. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement or any other legal remedies available to the Company.

To the extent that any applicable law or stock market or exchange rules or regulations permit or require recovery of compensation in circumstances in addition to those specified herein, nothing in this Policy will be deemed to limit or restrict the right or obligation of the Company to recover such compensation to the fullest extent permitted or required by such law, rules or regulations.

Non-Exclusivity of Remedies

Application of the Policy does not preclude the Company from taking any other action to enforce a Covered Executive’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings or any other remedies that may be available to the Company with respect to inappropriate conduct on the part of the Covered Executive.

Non-Exclusivity of Policy

The terms of this Policy are in addition to any recoupment required or permitted by contract or by law, including the Sarbanes-Oxley Act of 2002, the Dodd Frank Wall Street Reform and Consumer Protection Act, and any other law or regulation that the Committee determines, in its discretion, is applicable.

Successors

The Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, executors, administrators, and other legal representatives.

Definitions

The following definitions apply to this Policy:

“Excess Incentive Compensation” means the amount of Incentive Compensation received by the Covered Employee that exceeds the amount of Incentive Compensation that would have otherwise been received by the Covered Employee had it been determined based on the results of the Financial Restatement, computed without regard to any taxes paid.

“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, whether presented in or outside of the Company’s financial statements, any measure derived wholly or in part from such measures (including non-GAAP measures and other measures, metrics, and ratios that are non-GAAP measures). Stock price and total shareholder return are also financial reporting measures.

“Financial Restatement” means a restatement of the Company’s financial statements due to material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including: (i) a restatement to correct a material error in a previously issued financial statement; or (ii) a restatement to correct an immaterial error from a previously issued financial statement that, if left uncorrected, would result in a material misstatement in the current-period financial statement.

“Improper Conduct” means the occurrence of one of the following events:

1)the Covered Executive’s commission of, conviction for, plea of guilty or nolo contendere to a felony or a crime involving moral turpitude, or other material act or omission involving dishonesty or fraud; or

2)the Covered Executive’s material violation of any rule, regulation, written policy or written plan for the conduct of any service provided to the Company or its affiliates or its or their business (which, if curable, is not cured within five (5) days after notice thereof is provided to the Covered Executive).

“Incentive Compensation” means any of the following, in each case, that is granted, earned, or vested based wholly or in part on the attainment of any Financial Reporting Measure:

1)annual bonuses and other short-or long-term cash incentives not otherwise considered base salary, regular hourly pay, overtime, and commissions;

2)stock options;

3)stock appreciation rights;

4)restricted stock grants, including performance shares;

5)restricted or performance-based restricted stock units; and

6)any other equity or cash award that is based on a Financial Reporting Measure, as determined by the Committee from time to time in accordance with this Policy.

“Recovery Period” means the three completed fiscal years immediately preceding the Required Financial Restatement Date. In addition, the Recovery Period shall include any transition period (that results from a change in the Company’s fiscal year) within or immediately following the aforementioned three completed fiscal years; provided, however, that a transition period between the last day of the Company’s previous fiscal year end and the first of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year.

“Required Financial Restatement Date” means the earlier to occur of: (i) the date the Board, a committee of the Board, or the officers or officers of the Company authorized to take such action if the Board is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement or (ii) the date a court, regulatory, or other legally authorized body directs to the Company to prepare a Financial Restatement.
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